WESTMORELAND COAL COMPANY

August 30, 2016

VIA EDGAR

Mr. Craig Arakawa
Branch Chief
Office of Beverages, Apparel, and Mining

Division of Corporate Finance
United State Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, DC 20549

RE:	Westmoreland Coal Company
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 14, 2016
File No. 001-11155

Dear Mr. Arakawa:

We are responding to your comment letter, dated August 17, 2016, relating to the Form 10-K (the “Form 10-K”) for Fiscal Year Ended December 31, 2015, filed by Westmoreland Coal Company (“the Company”).
For ease of reference we have repeated your comments in bold and italicized text that precedes each response, and have separated your comments and applicable response by paragraph, sentence, or phrase.
Form 10-K for the Year Ended December 31, 2015
Item 1. Business, page 9

1.	Please tell us if your mineral reserves are reported as recoverable reserves and, if so, modify future filings to clarify.
Response:
In accordance with paragraph 5 of the Instructions to Item 102 of Regulation S-K, our coal reserves estimates are reported as recoverable proven and probable reserves in our Form 10-K.
In Part I – Business – Coal Segments, we refer to SEC Industry Guide 7’s definition of the term “reserves,” “Proven (Measured) Reserves” and “Probable (Indicated) Reserves,” and base our reserve reporting on those definitions. Although we reference the terms “recoverable proven and probable reserves” and “recoverable reserves” elsewhere in the Form 10-K, we did not intend to create a separate category of reserve reporting by use of these terms. In future filings, therefore, we will discontinue use of the terms “recoverable proven and probable reserves” and “recoverable reserves” to avoid confusion.

2.
Mineral reserves must be economic at the time of reserve determination pursuant to Paragraph (a) (1) of Industry Guide 7. Please tell us how you assess the economic viability of the reserves at each of your mines and in future filings include additional disclosure in this regard.

Response:
In determining whether our proven and probable reserves can be economically and legally extracted or produced at the time of the filing of the Form 10-K, we consider the following factors:

•	our potential ability or inability to obtain mining permits;

•	the possible necessity of revising mining plans;

•	changes in future cash flows caused by changes in estimated future costs;

•	changes in mining permits;

•	variations in quantity and quality of coal; and

•	varying levels of demand and their effects on selling prices.
In accordance with Paragraph (a) (1) of Industry Guide 7, we will include the following disclosure in future filings:
Part I – Item 1. Business – Properties
“Our reported proven and probable coal reserves are those we believe can be economically and legally extracted or produced at the time of the filing of this Annual Report on Form 10-K. In determining whether our proven and probable coal reserves meet this economic and legal standard, we take into account, among other things, our potential ability or inability to obtain mining permits, the possible necessity of revising mining plans, changes in future cash flows caused by changes in estimated future costs, changes in mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices.”

3.
We note your disclosure of approximately 700 million tons of proven and probable reserves at your 6 Canadian operations. Please forward to our engineer as supplemental information and not as part of your filing, your technical report(s) or the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves for your 6 Canadian operations, as required by paragraph (c) of Industry Guide 7. This information should include:

•	Acreage breakdown by owned, leased, or other.

•	Maps showing property, mine permit, and reserve boundaries; including recent and historic production areas.

•	Drill-hold maps showing drill intercepts.

•	Justifications for the drill hole spacing used at various classification levels.

•	General cross-sections that indicate the relationship between coal seams, geology, and topography.

•	A detailed description of your procedures for estimating “reserves”.

•	The specific criteria used to estimate reserves.

•	An indication of how many years are left in your longest-term mining plan for each reserve block.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates, and cash flow projections.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical, and economic feasibility.
Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.
Response:
We are furnishing the requested information on a CD-ROM (the “CD”) which contains various confidential pdf files regarding the mines at our 6 Canadian operations. As further detailed in the accompanying confidential treatment request letter, we respectfully request that the information contained within the CD be given confidential treatment under Rule 12b-4 and Rule 83 of the SEC’s Rules of Practice.
Coal – U.S. and Coal – Canada Segment Customers, page 15

4.
Your disclosure under this heading and in your risk factor at page 33 indicate that your agreement to supply coal from your Beulah mine to the adjacent Coyote Electric Generating Plant expires in May 2016 and that the plant will not be renewing its contracts past 2016. Please tell us when you were notified that the agreement would not be renewed and how this matter was considered in your assessment of potential impairment of long-lived assets associated with the Beulah mine providing details regarding the results of any testing that you performed.

Response:
We were notified that the Coyote Electric Generating Plant would not renew their coal supply agreement (the “Coyote CSA”) during 2011. Our 2011 long-lived asset impairment assessment considered the Coyote CSA cancellation as an impairment indicator and, as a result, we completed an undiscounted cash flow recoverability test for the Beulah mine asset group. The undiscounted cash flow test indicated the carrying value of the Beulah mine asset group was recoverable. In accordance with ASC 360-10-35-22, we re-evaluated and reduced the useful lives of certain long-lived assets, which generally resulted in full depreciation to expected salvage value by the expected expiration date of the Coyote CSA in May 2016. Further, our receipt of the Coyote CSA termination notice approximately five years in advance of this expected expiration allowed us to minimize spend on long-lived assets subsequent to 2011. In the periods subsequent to our 2011 long-lived asset impairment assessment, there have been no material changes in the facts and circumstances of the Beulah mine asset group that would result in an additional indicator of impairment.
Management’s Discussion and Analysis
Results of Operations, page 58

5.
You identify the “challenging market and mining conditions” experienced at your WMLP operations as a significant factor contributing to your net loss for the year ended December 31, 2015. In discussing your segment operating results at page 60, we also note that you attribute your operating loss at WMLP to “challenging market conditions at the Ohio locations and difficult mining conditions at Kemmerer”. To provide investors with a better understanding of your results of operations, please tell us and expand your discussion in future filings to further describe these conditions that existed at Kemmerer and your Ohio locations and your considerations as to whether those trends are likely to continue. Please provide us with draft disclosure of your proposed changes in your response. Refer to SEC Release 33-8350 for guidance.

Response:
We have reviewed SEC Release 33-8350 and in future filings will include expanded discussion of conditions at the Kemmerer and Ohio operations as follows:
Revenues increased as a result of the WMLP acquisition on December 31, 2014. Operating income decreased in 2015 due to challenging market conditions at the Ohio locations in which there was a 1.6 million, or 28.6%, decrease in tons sold. This decrease may continue in future years depending on fluctuations in market demand in the region.
Decreases in segment operating income were also due to difficult mining conditions at the Kemmerer mine, which experienced an unusually large amount rainfall in mid-2015, causing temporary slowed production. Weather conditions are inherently unpredictable and similarly difficult mining conditions may continue to occur periodically at Kemmerer and other mines.
1. Summary of Significant Accounting Policies, page 82
Coal Revenues, page 86

6.
You state that you recognize revenue at the time title passes to the customer in accordance with underlying sales agreements and after any contingent performance obligations have been satisfied. Please tell us and expand your disclosure in future filings to describe the point at which title passes to the customer and the contingent obligations you must perform under these arrangements prior to recognition of revenue. Please provide your proposed future disclosure in your response.

Response:

Title passes to the customer at various points under our sales contracts, depending on the terms of each agreement. We note that the current disclosure covers a wider set of circumstances than exist under our current sales contracts, as there are no material contingent obligations in relation to sales contracts. As such, we will update our disclosure in future filings as follows:
The Company recognizes coal sales revenue at the time title passes to the customer in accordance with the terms of the underlying sales agreements. The point that title passes varies by agreement. Under our sales agreements title transfer points include upon loading to truck or rail, upon delivery by truck or rail, upon loading to conveyor belt, upon delivery from conveyor belt, and upon delivery to stockpile. Coal sales revenue is recognized based on the pricing contained in the contracts in place at the time that title passes.
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need any additional information, or if we can be of any further assistance, please call me at (780) 420-5868 or reach me by email at jveenstra@westmoreland.com.
Very truly yours,
/s/ Jason Veenstra
Jason Veenstra
Chief Financial Officer
Westmoreland Coal Company